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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	65846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2020_____ AND ENDING _____12/31/2020_____
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Near Earth LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 West Road
(No. and Street)

New Canaan   **Connecticut**   **06840**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hoyt Davidson Managing Member   **203-972-9062**
                                                                         (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name -- if individual, state last, first, middle name)

420 Lexington Avenue, Suite 2160   **New York**   **NY**   **10170**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

AFFIRMATION

I, Hoyt Davidson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Near Earth , LLC for year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature



_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Members' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Near Earth LLC
945 West Road
New Canaan, CT 06840

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Near Earth LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Near Earth LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Near Earth LLC's management. Our responsibility is to express an opinion on Near Earth LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Near Earth LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Near Earth LLC's auditor since 2006.

New York, NY
March 30, 2021


NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020


ASSETS

Cash and cash equivalents	$	15,643
Accounts receivable		179,121
Investments (Note 1)		278,042
Other assets		4,646
Total assets	$	477,452

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	2,074
Taxes payable		104,663
Total liabilities		106,737
Members' equity		370,715
Total liabilities and members' equity	$	477,452


The accompanying notes are an integral
part of this statement


1. Nature of business and summary of significant accounting policies

Nature of Operations

Near Earth, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns consulting and advisory fees, including compensation in the form of stock or stock options, from providing investment banking services through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers money market mutual funds and other highly-liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company for income tax purposes. The Company's income or loss is taken into consideration in the tax returns of its members for federal and state income tax purposes. In addition, it is subject to state income taxes. The statutory tax rate is approximately 7% and is applied to net income before deducting members' guaranteed payments.

As of December 31, 2020, current taxes payable was $77,311 and deferred taxes payable was $27,352.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2020 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Equities			$ 126,951	$ 126,951
Options			151,091	151,091
Total assets	$ -	$ -	$ 278,042	$ 278,042

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2020 attributable to the following:

	Equity Securities	Options
Purchases	$ 110,795	$ 151,091
Transfers into Level 3	110,795	151,091
Transfers out of Level 3	-	-

The following table provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of level three assets:

Asset	Fair Value December 31, 2020	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Equities	$ 278,042	Derived price	Value of underlying assets discounted for lack of marketability	25%-35% (30%)

New accounting pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to member's capital as of the effective date.

2. Commitments and Contingencies

Office Lease
The lease automatically renews month to month unless and until either party notifies the other party of its intention to terminate the agreement.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 1500%. At December 31, 2020, the Company's deficit net capital was $63,742 and its required net capital was $5,292, thus its net capital was deficient by $69,034.

4. Compliance with Rule 15c3-3

The Company does not hold customers' cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3-3.

5. Concentrations

Approximately 71% of the Company's revenues are from two clients. Approximately 60% of the Company's accounts receivable are from two clients.

6. COVID

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. Prior Period Adjustment – State Taxes

In 2021, the Company discovered that it had not provided for state taxes that only became effective in 2019 and which should have been accrued during that year and subsequent years. Accordingly, the accompanying financial statements for the year ended December 31, 2020 reflect a prior period adjustment of $21,020 to take into account those taxes. In addition, during the year ended December 31, 2020, the Company did not provide for state taxes and inadvertently paid guaranteed payments to its members that exceeded the amounts that it would have paid had it considered the applicability of the state taxes. This caused the Company's net capital to be inadvertently diminished below requirements, as noted in Footnote 3 above.

8. Subsequent Events

In January 2021, the Company collected its receivables and earned enough money to restore its net capital to a level that resulted in sufficient net capital to continue its operations.